SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

Table of Documents Filed

Page

1.	English press releases entitled, “Announcement Regarding Dividend for Fiscal Year Ended March 31, 2010,” made public on Monday May 10, 2010
2.	English press releases entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation,” made public on Monday May 10, 2010
3.	English press releases entitled, “Announcement Regarding Management Changes,” made public on Monday May 10, 2010
4.	English press releases entitled, “Announcement Concerning Write-downs on Investment Securities in the Fourth Quarter Consolidated Financial Statement,” made public on Monday May 10, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

May 10, 2010

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

Announcement Regarding Dividend for Fiscal Year Ended March 31, 2010

TOKYO, Japan – May 10, 2010 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced the resolution regarding the expected dividend amount for the fiscal year ended March 31, 2010. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 20th, after a statutory audit of the financial reports for the fiscal year ended March 31, 2010.

Dividend Details:

	Amount Decided	Dividend Paid for Fiscal Year Ended March 31, 2009
Record Date	March 31, 2010	March 31, 2009
Dividend per share	75 yen	70 yen
Total dividend amount	8,061 million yen	6,261 million yen
Effective date	June 2, 2010	June 2, 2009
Source of Dividend	Retained earnings	Retained earnings

Basic Profit Distribution Policy

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, leading to increased shareholder value.

Regarding dividends, ORIX responds to shareholder expectations through increasing shareholder value through mid-to long-term profit growth and steady distribution of profit.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and financial situation.

Given the policy outlined above and the current operating environment, the annual dividend will be 75 yen per share, up from 70 yen in the previous fiscal year. Dividend distribution is scheduled once a year as a fiscal year-end dividend.

Reference:

	Interim Dividend	Fiscal Year-end Dividend	Annual Dividend
Dividend per share for the Fiscal Year Ended March 31, 2010	—	75 yen	75 yen
(Reference) Dividend Paid for Fiscal Year Ended March 31, 2009	—	70 yen	70 yen

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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May 10, 2010

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Candidates for Director

and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan – May 10, 2010 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 47th Annual General Meeting of Shareholders of the Company on June 22, 2010.

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. All three Committees are to be formed entirely by outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 47th Annual General Meeting of Shareholders of the Company on June 22, 2010.

Candidates for the 13 director positions (including 6 Outside Directors) are as follows:

Yoshihiko Miyauchi	Yoshinori Yokoyama (Outside Director)
Yukio Yanase	Hirotaka Takeuchi (Outside Director)
Hiroaki Nishina	Takeshi Sasaki (Outside Director)
Haruyuki Urata	Eiko Tsujiyama (Outside Director)	– newly nominated –
Kazuo Kojima	Robert Alan Feldman (Outside Director)	– newly nominated –
Yoshiyuki Yamaya	Takeshi Niinami (Outside Director)	– newly nominated –
Makoto Inoue – newly nominated –

Details on New Candidate for Director

Makoto Inoue (Born October 2, 1952)

Apr. 1975	Joined the Company
Jan. 2003	Deputy Head, Investment Banking Headquarters
Feb. 2005	Executive Officer Head, Alternative Investment & Development Headquarters
Jan. 2006	Corporate Senior Vice President
Dec. 2006	Responsible for IT Planning Office
May. 2007	President, ORIX System Corporation
Jun. 2008	Head, International Administrative Headquarters
Jan. 2009	Head, Global Business and Alternative Investment Headquarters
Jun. 2009	Corporate Executive Vice President

Details on Candidates for Outside Director

Eiko Tsujiyama (Born December 11, 1947)

Aug. 1980	Assistant Professor, Ibaraki University’s School of Humanities
Jan. 1982	Visiting Fellow, Columbia Business School
Apr. 1985	Assistant Professor, Musashi University’s School of Economics
Apr. 1991	Professor, Musashi University’s School of Economics
Sep. 1993	Visiting Fellow, University of Cambridge
Apr. 1996	Dean, Musashi University’s School of Economics
Apr. 2003	Professor, Waseda University’s School of Commerce and the Graduate School of Commerce
Apr. 2008	Outside Auditor, Mitsubishi Corporation

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a new candidate for Outside Director. She serves as a professor of Waseda University’s School of Commerce and the Graduate School of Commerce, has served on government and institutional finance and accounting councils both in Japan and overseas, has extensive knowledge as a professional accountant, and is independent from the management engaged in the operations. After taking office, she will lead Audit Committee discussions based on her rich experience and expertise.

Robert Feldman (Born June 12, 1953)

Jul, 1973	Joined Nomura Research Institute, Ltd., Intern
Jul, 1981	Visiting Scholar, Bank of Japan
Oct, 1983	Economist, International Monetary Fund
Apr, 1990	The chief economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
Feb, 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)

Basis for candidacy for appointment as an Outside Director

Mr. Robert Feldman is a new candidate for Outside Director. He currently serves as Managing Director head of Japan Economic Research at Morgan Stanley, and as an economist, has a deep understanding of the environment and events of business management both in Japan and overseas, and is independent from the management engaged in the operations. After taking office, he will comprehensively direct and advise management based on his rich experience.

Takeshi Niinami (Born January 30, 1959)

Apr. 1981	Joined Mitsubishi Corporation
Jun. 1995	President of Sodex Corporation
Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
May. 2002 Mar. 2005	President and Executive Officer, Lawson, Inc President and CEO, Lawson, Inc
Apr. 2006	Outside Director, ACCESS, Co, Ltd.

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Niinami is a new candidate for Outside Director. He currently serves as President and CEO of Lawson, Inc., has broad knowledge of corporate management, and is independent from the management engaged in the operations. After taking office, he will direct and advise management with his experienced business judgment.

Yoshinori Yokoyama (Born September 16, 1942)

Apr. 1966	Joined Kunio Mekawa & Associates (Tokyo)
Sep. 1973	Joined Davis Broady & Associates (New York)
Sep. 1975	Joined McKinsey and Company, Inc.
Jul. 1987	Director, McKinsey and Company, Inc.
Jun. 2002	Outside Director of ORIX
Jun. 2006	Outside Director, Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corp.

Basis for candidacy for appointment as an Outside Director

Mr. Yoshinori Yokoyama is a candidate for Outside Director. He successively served as director and served other positions at McKinsey & Company, Inc. He has a wealth of experience and knowledge as a business consultant, and is independent from the management engaged in the operations. As Chairman of the Compensation Committee, he contributed to the Company by leading discussions and deliberations on compensation structures and compensation levels which provide appropriate incentives to focus on performance of the subject mid to long term effects.

Hirotaka Takeuchi (Born October 16, 1946)

Sep. 1976	Lecturer at the Graduate School of Business Administration at Harvard University
Apr. 1983	Assistant Professor, Hitotsubashi University’s School of Commerce
Apr. 1987	Professor, Hitotsubashi University’s School of Commerce
Apr. 1998	Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University
Jun. 2000	Corporate Auditor of ORIX
Jun. 2003	Retired Corporate Auditor
Jun. 2004	Outside Director of ORIX
Mar. 2005	Outside Director of Trend Micro Incorporated
Apr. 2008	Outside Director of Integral Corporation
Apr, 2010	Professors emeritus, Hitotsubashi University

Basis for candidacy for appointment as an Outside Director

Mr. Hirotaka Takeuchi is a candidate for Outside Director. He serves as the Dean of Hitotsubashi University Graduate School of International Corporate Strategy, is knowledgeable in the areas of corporate strategy, and is independent from the management engaged in the operations. As Chairman of the Nominating Committee, he contributed to the Company by leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations. He contributed to the Company by participating suitably in discussions and deliberations of the Board of Directors and each Committee from the standpoint of overall strategy.

Takeshi Sasaki (Born July 15, 1942)

Apr. 1968	Assistant Professor at the University of Tokyo, School of Law
Nov. 1978	Professor at the University of Tokyo, School of Law
Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
Apr. 2001	President of the University of Tokyo
Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
Jun. 2006	Outside Director to East Japan Railway Co., Outside Director of ORIX
Jun. 2007	Outside Director to TOSHIBA Corp.

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Sasaki is a candidate for Outside Director. He served successively as the President of the University of Tokyo and the President of the Japan Association of National Universities (currently, incorporated). He has a wealth of experience in university reform, is knowledgeable in a wide range of issues in politics and society in general that affect the company’s management, and is independent from the management engaged in the operations. He has also contributed to the Company by pointing out essential issues at discussions and deliberations.

The Nominating Committee established ‘Requirements for Independent Directors’ as set forth below, and all candidates for Outside Directors meet these requirements.

(1)	A candidate or his/her family member(*) does not currently receive a material amount (i.e. 10 million yen or more a year) of compensation (as to his/her family member, except for compensation as an employee) from the Company or its subsidiaries except for compensation as a director.

(2)	A candidate or his/her family member(*) is not a major shareholder of the Company (i.e. a shareholder holding 10% or more of all issued shares) or a person representing the interests of any such major shareholder.

(3)	A candidate is not an executive officer etc. or an employee of the Company or its subsidiaries. Furthermore, his/her family member(*) is not an executive officer etc. of the Company or its subsidiaries. If candidates or his/her family member was so in the past, five years or more have passed since his/her resignation or retirement.

(4)	There is no overlapping of directors between a company to which the candidate belongs as an executive officer etc. and the Company. “Overlapping” means a situation where the Company or its subsidiaries’ executive officers, etc. serve as directors at a company where a candidate serves as an executive officer etc., and the candidate becomes a director of the Company.

(5)	There are no matters that may lead to a material conflict of interest in performing his/her duties as director or special interest relationship that may affect his/her decision-making.

(* His/her family member means his/her spouse, biological relatives or relatives by marriage within the second degree of relationship or other relatives who reside with him/her.)

Nominating Committee

5 Members (Outside Directors: 5)

Chairman: Takeshi Sasaki

Members: Yoshinori Yokoyama, Hirotaka Takeuchi, Robert Feldman, and Takeshi Niinami

Audit Committee

3 Members (Outside Directors: 3)

Chairman: Eiko Tsujiyama

Members: Yoshinori Yokoyama and Takeshi Sasaki

Compensation Committee

5 Members (Outside Directors: 5)

Chairman: Yoshinori Yokoyama

Members: Hirotaka Takeuchi, Takeshi Sasaki, Eiko Tsujiyama and Takeshi Niinami

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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May 10, 2010

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes

TOKYO, Japan –May 10, 2010 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name
Changes Effective as of May 10, 2010
Executive Officer Deputy Head, Investment Banking Headquarters President, ORIX Asset Management & Loan Services Corporation	Group Executive President, ORIX Asset Management & Loan Services Corporation	Hisayuki Kitayama

New Position	Present Position	Name
Changes Effective as of June 22, 2010
Director Corporate Executive Vice President Global Business & Alternative Investment Headquarters	Corporate Executive Vice President Global Business & Alternative Investment Headquarters	Makoto Inoue
Outside Director		Eiko Tsujiyama
Outside Director		Robert Feldman
Outside Director		Takeshi Niinami
Retire	Outside Director	Paul Sheard
Retire	Outside Director	Teruo Ozaki

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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May 10, 2010

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Concerning Write-downs on Investment Securities in the Fourth Quarter Consolidated Financial Statement

Tokyo, Japan – May 10, 2010 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that for its Fourth Quarter results it has recorded write-downs on securities due to significant decline of fair value in some of the securities held by ORIX or its subsidiaries, which are considered other than temporary.

Total amount of write-downs on securities for the three months ended March 31, 2010

		Consolidated (US GAAP)
(A)	Total amount of write-downs on securities for the three months ended March 31, 2010. (= (a) – (b))	Y	13.35	8 Bn

	(a) Total amount of write-downs on securities for the fiscal year ended March 31, 2010	Y	23.63	7 Bn

	(b) Total amount of write-downs on securities for the nine months ended December 31, 2009	Y	10.27	9 Bn

*	The Company’s fiscal year ends March 31.

•	Proportion in total equity, income before income taxes, and net income attributable to ORIX

		Consolidated (US GAAP)
(B)	Total equity as of March 31, 2009	Y	1,185.59	7 Bn
	(A/B x 100)		1.1%
	(a/B x 100)		2.0%
(C)	Averaged income before income taxes for latest 5 year period including March 31, 2009	Y	58.50	0 Bn
	(A/C x 100)		22.8%
	(a/C x 100)		40.4%
(D)	Net income attributable to ORIX for fiscal year ended March 31, 2009	Y	21.92	4 Bn
	(A/D x 100)		60.9%
	(a/D x 100)		107.8%

*	As income before income taxes for fiscal year ended March 31, 2009 is less than 2% of total revenues, it describes averaged income before income taxes for latest 5 year period ended March 31, 2009 in Consolidated in (C).

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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